

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 9, 2018

Teck Siong Lim
Chief Financial Officer
Emerald Data Inc.
Avenida Dr.Rodrigo Rodrigues
No.223-225. Edif Nam Kwong.
8 Andar J2. Macau

> Re: **Emerald Data Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2017**
> **Filed December 14, 2017**
> **File No. 333-200629**

Dear Mr. Lim:

We issued comments on the above captioned filing on June 12, 2018. On July 23, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products